SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

John C. Popeo

CommonWealth REIT

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 332-3990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81618T-100		Page 2 of 16 Pages

1	Names of Reporting Persons CommonWealth REIT

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 70.4%

14	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 81618T-100		Page 3 of 16 Pages

1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 4 of 16 Pages

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 81618T-100		Page 5 of 16 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100		Page 6 of 16 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81618T-100	Page 7 of 16 Pages

Item 1.                        Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”), with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.                        Identity and Background.

The persons filing this statement are CommonWealth REIT, a Maryland real estate investment trust (“CommonWealth”); Reit Management & Research LLC, a Delaware limited liability company (“RMR”); Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”); Barry M. Portnoy; and Adam D. Portnoy (individually a “Reporting Person,” and together, the “Reporting Persons”).

CommonWealth’s principal business is to operate as a real estate investment trust (“REIT”).  The principal business office of CommonWealth is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  The Managing Trustees of CommonWealth are Adam D. Portnoy and Barry M. Portnoy, and the Independent Trustees of CommonWealth are William A. Lamkin, Joseph L. Morea and Frederick N. Zeytoonjian.  The executive officers of CommonWealth are Adam D. Portnoy, President, John C. Popeo, Treasurer and Chief Financial Officer, and David M. Lepore, Chief Operating Officer and Senior Vice President.

RMR’s principal business is providing management services to companies, including CommonWealth.  The principal business office of RMR is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin and David J. Hegarty.  The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John A. Mannix, Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President, Treasurer and Chief Financial Officer; William J. Sheehan, Executive Vice President; David M. Blackman, Senior Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Senior Vice President; Paul V. Hoagland, Senior Vice President; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior Vice President; and Mark R. Young, Senior Vice President.  The sole member of RMR is RMR Trust.

RMR Trust’s principal business is to act as the sole member of RMR.  The principal business office of RMR Trust is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Adam D. Portnoy and Barry M. Portnoy. The executive officers of RMR Trust are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, and John C. Popeo, Treasurer and Chief Financial Officer. Messrs. Adam D. Portnoy and Barry M. Portnoy own all of the outstanding capital of RMR Trust.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 8 of 16 Pages

Each of Barry M. Portnoy and Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458 and is principally employed by RMR in the capacities specified above.

To the Reporting Persons’ knowledge, (i) each of the other individuals listed above other than Messrs. Hoagland, Lamkin, Mackey, Morea, O’Brien, Rebholz and Zeytoonjian has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, (ii) each of Messrs. Mackey and Hoagland has a business address at 400 Centre Street, Newton, Massachusetts 02458, (iii) Mr. Lamkin has a business address at 38 Keyes Ave., Suite 200, The Presidio, San Francisco, California 94129, (iv) Mr. Morea has a business address at 18 Dock Hollow Road, Cold Spring Harbor, New York 11724, (v) each of Messrs. O’Brien and Rebholz has a business address at 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145 and (vi) Mr. Zeytoonjian has a business address at 157 Moody Road, Enfield, Connecticut 06083.

To the Reporting Persons’ knowledge, (i) each of the other individuals listed above other than Messrs. Hoagland, Lamkin, Mackey, Martin, Morea, O’Brien, Rebholz, Young and Zeytoonjian is principally employed by RMR in the capacities specified above, (ii) Mr. Martin is principally employed as a private investor, (iii) Messrs. Mackey and Hoagland are principally employed as the President/Chief Executive Officer and Treasurer/Chief Financial Officer, respectively, of Five Star Quality Care, Inc., an operator and manager of senior living communities, including independent living communities, assisted living communities and skilled nursing facilities that has its principal office at 400 Centre Street, Newton, Massachusetts 02458, (iv) Mr. Lamkin is principally employed as a partner in Ackrell Capital LLC, an investment bank, and a partner in Ackrell & Company LLC, an investment advisory firm, each of which has its principal office at 38 Keyes Ave., Suite 200, The Presidio, San Francisco, California 94129, (v) Mr. Morea is principally employed as a real estate developer, (vi) Messrs. O’Brien, Rebholz and Young are principally employed as the President/Chief Executive Officer, Executive Vice President/Chief Financial Officer/Treasurer and Executive Vice President/General Counsel, respectively, of TravelCenters of America LLC, an operator of travel centers that has its principal office at 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145 and (vii) Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products, LLC, a distributor of lawn care equipment, which has its principal office at 157 Moody Road, Enfield, Connecticut 06083. Other executive officers of RMR identified above also serve as executive officers of other companies to which RMR provides management services.

No Reporting Person or other individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Barry M. Portnoy and Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above is a citizen of the United States.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 9 of 16 Pages

Item 3.                        Source and Amount of Funds or Other Consideration.

On September 14, 2012, the Issuer, pursuant to the Select Income REIT 2012 Equity Compensation Plan, filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, dated March 12, 2012, granted 2,000 Shares valued at $24.84, the closing price of the Issuer’s Shares on the New York Stock Exchange on that day, to each of Barry M. Portnoy and Adam D. Portnoy.  The share grants to Barry M. Portnoy and Adam D. Portnoy were a part of the share grants made by the Issuer on the same date and in the same amount to each to its trustees pursuant to the Issuer’s trustee compensation arrangements.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 16,900 Shares.  These 16,900 Shares were acquired pursuant to the Issuer’s equity compensation plan for services to RMR or the Issuer, and include (i) 3,000 Shares granted to Mr. Popeo, who serves as the Treasurer and Chief Financial Officer of CommonWealth and the Issuer and is an officer of RMR, and (ii) 2,000 Shares granted to Mr. Lamkin, who serves as an independent trustee of CommonWealth, in his capacity as an independent trustee of the Issuer.

On February 16, 2012, CommonWealth transferred 251 of its properties to the Issuer, which was, at that time, a wholly owned subsidiary of CommonWealth.  In return, the Issuer issued to CommonWealth 22,000,000 Shares (including 1,000 Shares initially issued to CommonWealth on December 21, 2011) and a $400 million demand promissory note.

Also see Item 6 below.

Item 4.                        Purpose of Transaction.

Barry M. Portnoy and Adam D. Portnoy, as trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. As described in Item 3 above, on September 14, 2012, the Issuer granted to each of Mr. Barry M. Portnoy and Mr. Adam D. Portnoy 2,000 Shares.  As noted above, the share grants to Barry M. Portnoy and Adam D. Portnoy were a part of the share grants made by the Issuer on the same date and in the same amount to each to its trustees pursuant to the Issuer’s trustee compensation arrangements.  Also see Item 6 below.

Although the Reporting Persons have no present intention to do so, they may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of their business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors.  Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 10 of 16 Pages

Depending upon CommonWealth’s continuing review of its investments and various other factors, including those mentioned herein, CommonWealth may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Shares that it currently beneficially owns, although it has no current plans to do so.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any further change in the present board of trustees or management of the Issuer, including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or distribution policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure;

(g)                                 Changes in the Issuer’s declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.                        Interest in Securities of the Issuer.

(a)                      Amount beneficially owned and percentage of class:

As described in Item 3 above, CommonWealth beneficially owns 22,000,000 Shares, which represent approximately 70.4% of the issued and outstanding Shares.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 11 of 16 Pages

Neither RMR nor RMR Trust holds any Shares.  RMR, as manager of CommonWealth, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 22,000,000 Shares beneficially owned by CommonWealth, but each expressly disclaims any beneficial ownership of CommonWealth’s 22,000,000 Shares.

Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own 2,000 Shares.  In their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 22,000,000 Shares beneficially owned by CommonWealth, but each expressly disclaims any beneficial ownership of CommonWealth’s 22,000,000 Shares.

Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares, and RMR and RMR Trust beneficially own none of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned by CommonWealth that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by CommonWealth were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such Reporting Person would be approximately 70.4%.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 16,900 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)                      Number of Shares as to which such person has:

(i)                         Sole power to vote or direct the vote:

CommonWealth:	22,000,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	2,000

Adam D. Portnoy:	2,000

(ii)                      Shared power to vote or direct the vote:

CommonWealth:	0

RMR:	0

RMR Trust:	0

SCHEDULE 13D

CUSIP No. 81618T-100	Page 12 of 16 Pages

Barry M. Portnoy:	0

Adam D. Portnoy:	0

(iii)                   Sole power to dispose or to direct the disposition of:

CommonWealth:	22,000,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	2,000

Adam D. Portnoy:	2,000

(iv)                  Shared power to dispose or to direct the disposition of:

CommonWealth:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by CommonWealth, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

(c)           Transactions effected in the past sixty days:

As described in Item 3 above, on September 14, 2012, the Issuer granted to each of Mr. Barry M. Portnoy and Mr. Adam D. Portnoy 2,000 Shares, consistent with the Issuer’s trustee compensation arrangements.

(d)          No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

SCHEDULE 13D

CUSIP No. 81618T-100	Page 13 of 16 Pages

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer was formed on December 19, 2011 as a real estate investment trust that is focused on owning and investing in net leased, single tenant properties.  On February 16, 2012, CommonWealth transferred 251 properties to the Issuer, and, in return, the Issuer issued to CommonWealth 22,000,000 Shares (including the 1,000 Shares initially issued to CommonWealth) and a $400 million demand promissory note.  The Issuer filed a registration statement on Form S-11 with respect to its initial public offering of Shares, which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 6, 2012, at which time the registration of the Shares under the Act also became effective.  On March 12, 2012, the Issuer completed its issuance and sale of 9,200,000 Shares in its initial public offering (including 1,200,000 Shares sold pursuant to an underwriters’ over allotment option).  Giving effect to its initial public offering, the Issuer remains a subsidiary of CommonWealth, and three of the Issuer’s five trustees, including both of its managing trustees, are also Trustees of CommonWealth.

In connection with the Issuer’s initial public offering, CommonWealth and the Issuer entered into or amended various agreements and arrangements with each other and RMR, which provides management services to both CommonWealth and the Issuer, including:  (i) a transaction agreement between CommonWealth and the Issuer, which provides, among other things, that CommonWealth and the Issuer will cooperate to enforce the ownership limitations in its respective declarations of trust as may be appropriate to qualify for and maintain REIT tax status and otherwise to promote its respective orderly governance and future relations; (ii) a business management agreement between the Issuer and RMR, which provides, among other things, that under certain circumstances RMR may be entitled to an incentive fee payable in Shares, in addition to its cash compensation; (iii) a property management agreement between the Issuer and RMR; and (iv) an amendment to the business management agreement between CommonWealth and RMR.

For additional information relating to the relationships and other transactions among the Issuer, CommonWealth, RMR, the other Reporting Persons and other companies to which RMR provides management services and others affiliated with or related to them, please refer to CommonWealth’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC (including the portion of the sections captioned “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” and Note 9 to the notes to CommonWealth’s consolidated financial statements appearing therein that appear in Exhibit 99.2 hereto), to the portion of the section captioned “Related Person Transactions and Company Review of Such Transactions” in CommonWealth’s definitive Proxy Statement for the 2012 Annual Meeting of Shareholders held on May 8, 2012, dated February 28, 2012, that appears in Exhibit 99.2 hereto, the portion of Item 1.01 to CommonWealth’s Current Report on Form 8-K, dated March 12, 2012, that appears in Exhibit 99.2 hereto, to CommonWealth’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed with the SEC (including the portion of the section captioned “Risk Factors” that appears in Exhibit 99.2 hereto) and to CommonWealth’s Quarterly Report on Form 10-Q for

SCHEDULE 13D

CUSIP No. 81618T-100	Page 14 of 16 Pages

the quarter ended June 30, 2012 filed with the SEC (including the portion of the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” and Note 13 to the notes to CommonWealth’s condensed consolidated financial statements appearing therein that appear in Exhibit 99.2 hereto).  Such Exhibit 99.2 is incorporated herein by reference.  The information contained in Exhibit 99.2 is presented as of the respective dates the related reports, as identified in such Exhibit, were filed with the SEC.

Also, see Item 3, Item 4 and Item 5 above.

Item 7.                        Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of September 21, 2012, by and among CommonWealth, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)

Exhibit 99.2	Selected sections from CommonWealth’s filings with the Securities and Exchange Commission as incorporated by reference into Item 6 of this Schedule 13D. (Filed herewith.)

Exhibit 99.3

Transaction Agreement, dated March 12, 2012, between CommonWealth REIT and Select Income REIT. (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

Exhibit 99.4

Business Management Agreement, dated as of March 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.3 to Select Income REIT’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.5

Property Management Agreement, dated as of March 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.4 to Select Income REIT’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.6

First Amendment to Amended and Restated Business Management Agreement, dated as of March 12, 2012, between CommonWealth REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.4 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

SCHEDULE 13D

CUSIP No. 81618T-100	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2012
(Date)

COMMONWEALTH REIT

/s/ John C. Popeo
(Signature)
John C. Popeo, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

SCHEDULE 13D

CUSIP No. 81618T-100	Page 16 of 16 Pages

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).